UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

An Authorized Capital Publicly-held Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) advises the market that it received BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros Official Letter 0083/2015-SAE on January 13, 2015 (“Official Letter”), the content of which is transcribed below, and respectfully provides clarification in response to such Official Letter.

I. BM&FBOVESPA OFFICIAL LETTER

“Banco Santander (Brasil) S.A.

Mr. Angel Santodomingo Martell

Investor Relations Officer

Ref.: Clarification about the news disclosed by the press

Dear Sirs,

We request clarification on or before January 14, 2015, about the content of the news disclosed by Estado press agency – Broadcast, on January 13, 2015, under the heading “Santander adquire 50% do capital da Super e entra no segmento de cartões pré-pagos”(Santander purchases 50% of the capital of Super and joins the prepaid card segment), as well as about other information deemed important, especially the amounts involved in such transaction, its effects in the businesses of your bank and whether such purchase will entail shareholders the right to withdraw, as set forth in article 256 of Law 6404/76, as amended by Law 10303/01.

In case of the right to withdraw, please state:

✓  The shareholders enrolled on which date in the Company’s books that will have the right to disagree;

✓  The reimbursement amount in R$ per share;

✓  The term and procedures that the dissenting shareholders shall adopt to pronounce themselves.

In the file to be sent, the content of the consultation made above shall be transcribed before your company’s answer.

This request is included within the scope of the Cooperation Convention, signed by the Brazilian Securities Commission (CVM) and BM&FBOVESPA on December 13, 2011, and failure to provide an answer may subject your company to a possible punitive fine imposed by the Company Relations Division – SEP of CVM, with due regard for the provisions in CVM Ruling No. 452/07.

Very truly yours,

Ana Lúcia Costa Pereira

Company Follow-up Management

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros”

II. SANTANDER BRASIL’s CLARIFICATION:

In response to the Official Letter, Santander Brasil clarifies that:

(i)        as per the Press Release disclosed by Santander Brasil on January 13, 2015, purchase of 50% of the capital of Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”) has been concluded by the Santander Brasil group;

(ii)       Super is a digital platform that offers electronic payment account, prepaid card and access to simplified financial services, and the transaction is consistent with the strategy already disclosed for growth in the sector of means of payment;

(iii)      Santander Brasil considers that the information in connection with conclusion of said transaction does not constitute a material fact for purposes of CVM Ruling No. 358/02, for the fact that it is consistent with the strategy already previously disclosed, the amount of the transaction is not substantial1 and the financial impact is not relevant; and

(iv)      the right to withdraw prescribed in article 256 of Law 6404/76 does not apply to the transaction at issue, given that the purchase of ownership interest in Super was performed by Aymoré Crédito, Financiamento e Investimento S.A., a closely-held company controlled by Santander Brasil.

São Paulo, January 14, 2015.

 Angel Santodomingo Martell

Investor Relations Officer

1 The amount of the stake held by Santander Brasil group in Super is less than 1% of Santander Brasil´s net worth.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 14, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer